EXHIBIT 99.1

Aura Announces Credit Rating Upgrade on Global Scale to ‘BB-’ From ‘B+’ and on Brazilian National Scale to ‘brAA+’ From ‘brAA’, Both With Outlook Revised to Stable

ROAD TOWN, British Virgin Islands, March 03, 2026 (GLOBE NEWSWIRE) --  Aura Minerals Inc. (Nasdaq: AUGO) (B3: AURA33) (“Aura” or the “Company”) announced today that its issuer credit rating was upgraded by S&P Global Ratings from ‘B+’ to ‘BB-’, with stable outlook and, on national scale, S&P upgraded Aura’s Brazilian National Scale rating from ‘brAA’ to ‘brAA+’ and revised the outlook from positive to stable. The rating on the debentures issued by Aura Almas Mineração S.A. (“Aura Almas”) were also raised from ‘brAA’ to ‘brAA+’.

The upgrade reflects expectations that record-high gold prices, combined with the Company’s consistently increasing production volumes, will contribute to maintaining robust EBITDA and cash flow, supporting Aura’s ongoing growth strategy. According to S&P, the stable outlook is based on expectations of continued production growth over the next two years, driven by project development and capacity expansions at existing operations, alongside a gradual improvement in cash costs. The agency also anticipates that adjusted gross debt to EBITDA will remain in low levels, supported by favorable gold prices and higher output, even amid increased capital investments and dividend distributions. In addition, the outlook incorporates the expectation that the Company will preserve a solid liquidity position.

Rodrigo Barbosa, President and CEO of Aura, comments, “These rating upgrades on global and national scales reflect our consistent growth strategy and strong operating platform. In recent years, we've boosted production and advanced new projects, enabling sustainable growth while maintaining dividends and a solid balance sheet. With rising gold prices and contributions from Borborema and MSG, we project 340k-390k GEO in 2026 and aim to exceed 600k GEO in the years ahead. The stable outlook boosts our confidence in balancing scale, profitability, and smart capital use, while advancing projects responsibly, generating cash flow, and delivering long-term value for shareholders and communities”

The full report is available on www.spglobal.com/ratings and Aura’s IR website.

About Aura 360° Mining

Aura is focused on mining in complete terms – thinking holistically about how its business impacts and benefits every one of our stakeholders: our company, our shareholders, our employees, and the countries and communities we serve. We call this 360° Mining.

Aura is a company focused on the development and operation of gold and base metal projects in the Americas. The Company's six operating assets include Minosa gold mine in Honduras; Almas, Apoena, Borborema and MSG gold mines in Brazil; and Aranzazu, a copper, gold, and silver mine in Mexico. Additionally, the Company owns Era Dorada, a gold project in Guatemala; Tolda Fria, a gold project in Colombia; and three projects in Brazil: Matupá, which is under development; São Francisco, which is in care and maintenance; and the Carajás copper project in the Carajás region, in the exploration phase.

For further information, please visit Aura’s website at www.auraminerals.com or contact:

Investor Relations
ri@auraminerals.com